40-33

SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

March 21, 2013

VIA COURIER

Ms. Lesley Florchutz
Branch Chief
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 8626
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Fifth Street Finance Corp., et al. —File No. 814-00755

Dear Ms. Florchutz:

On behalf of Fifth Street Finance Corp., Leonard M. Tannenbaum, Bernard D. Berman, Ivelin Dimitrov, Brian S. Dunn, Richard Dutkiewicz, Byron J. Haney, Frank C. Meyer and Douglas F. Ray, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are documents related to civil case index no. 52132/2013 in the Supreme Court of New York, County of Westchester.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0176.

Sincerely,

Steven B. Boehm

Enclosures

20255803.2

13015022

INDEX NO. 52132/2013
RECEIVED NYSCEF: 03/11/2013

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF WESTCHESTER

JOHN MAYER, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. LEONARD M. TANNENBAUM, BERNARD D. BERMAN, IVELIN DIMITROV, BRIAN S. DUNN, RICHARD DUTKIEWICZ, BYRON J. HANEY, FRANK C. MEYER, DOUGLAS F. RAY, and FIFTH STREET FINANCE CORP., Defendants.	§ § § § § § § § § § § § § § § §	Index No. 52132/2013

NOTICE TO WITHDRAW MOTION BY ORDER TO SHOW CAUSE FOR A TEMPORARY RESTRAINING ORDER, LIMITED EXPEDITED DISCOVERY, AND THE SCHEDULING OF A PRELIMINARY INJUNCTION HEARING

Plaintiff, through his undersigned counsel of record, hereby gives notice that he is voluntarily withdrawing, his Motion by Order to Show Cause for a Temporary Restraining Order, Limited Expedited Discovery, and the Scheduling of a Preliminary Injunction Hearing.

DATED: March 11, 2013

WeissLaw LLP

By: /s/ James E. Tullman
Joseph H. Weiss
James E. Tullman
Richard A. Acocelli
Michael A. Rogovin
1500 Broadway
16th Floor
New York, New York 10036
Tel.: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff John Mayer

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF WESTCHESTER

JOHN MAYER, on Behalf of Himself and All Others Similarly Situated, Plaintiffs, -against- LEONARD M. TANNENBAUM, BERNARD D. BERMAN, IVELIN DIMITROV, BRIAN S. DUNN, RICHARD DUTKIEWICZ, BYRON J. HANEY, FRANK C. MEYER, DOUGLAS F. RAY, and FIFTH STREET FINANCE CORP., Defendants.	Index No. 52132/2013 CLASS ACTION Preliminary Conference Part, Room 811

DEFENDANTS' MEMORANDUM OF LAW IN OPPOSITION TO PLAINTIFF'S MOTION BY ORDER TO SHOW CAUSE FOR A TEMPORARY RESTRAINING ORDER

David A. Kotler
K. Keely Rankin
DECHERT LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3500
Fax: (212) 698-3599
david.kotler@dechert.com
keely.rankin@dechert.com

Attorneys for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

OTHER AUTHORITIES

INTRODUCTION

Defendant Fifth Street Finance Corp. ("Fifth Street Finance") is a publicly-traded "business development company" (as defined by federal law) that is headquartered in White Plains, New York. Fifth Street Finance's business, which involves lending to and investing in small and mid-sized companies, primarily in connection with investments by private equity sponsors, is overseen by an eight member Board of Directors (the "Board"). Prior to the present lawsuit, neither Fifth Street Finance nor its Board ever had been sued for allegedly violating their disclosure obligations to their stockholders.

Nevertheless, Plaintiff's unverified Complaint against Fifth Street Finance and its Board alleges that the Proxy Statement filed by Fifth Street Finance with the U.S. Securities and Exchange Commission (the "SEC") on January 25, 2013 (the "Proxy"[1]) contains a materially misleading description of a proposal to be voted upon at Fifth Street Finance's annual stockholder meeting on March 14, 2013.[2] Specifically, Plaintiff alleges that the Proxy fails to disclose certain allegedly "material" information regarding the company's proposed amendment of its Restated Certificate of Incorporation to do nothing more than the routine corporate action of increasing the number of authorized shares of common stock ("Proposal 3" or the "Proposal"). The Complaint also – and without a shred of support, verification, or good faith basis – alleges that Fifth Street Finance's Board members are engaging in "self-dealing" and "unjustly enriching" themselves in connection with the Proposal. *See* Compl. ¶ 28. On this threadbare

[1] A copy of the Proxy is included as Exhibit A to the accompanying Affirmation of David A. Kotler, Esq. ("Kotler Aff.").

[2] The Complaint erroneously asserts that the vote will occur on March 18. Compl. ¶ 1. Plaintiff corrects this error in his TRO papers.

basis, Plaintiff asks this Court for the extraordinary remedy of enjoining the March 14 stockholder vote on Proposal 3.

Under well settled law, Plaintiff's request for a temporary restraining order, a preliminary injunction – or any other type of relief – must be rejected. Plaintiff's claim is contrary to established Delaware law, which the parties agree governs the dispute. That law is clear that "[m]ateriality is the essence of a successful disclosure claim." *Wayne Cnty. Emps' Ret. Sys. v. Corti*, 954 A.2d 319, 323 (Del. Ch. 2008). However, both Plaintiff's Complaint and his Motion for a Temporary Restraining Order lack any explanation of why the alleged "omissions" in the Proxy are material. Indeed, although Plaintiff seeks to enjoin Fifth Street Finance's annual stockholder vote – thereby wasting significant expended resources of the company's stockholders, and sowing confusion and uncertainty among its investors – he fails to demonstrate how the so-called omissions would have "significantly altered the total mix of information" that already is available to Fifth Street Finance's stockholders. *Skeen v. Jo-Ann Stores, Inc.*, 750 A.2d 1170, 1172 (Del. 2000). Rather, Plaintiff seeks judicially-mandated disclosure of trivial and immaterial information that is emblematic of the "tell me more" types of disclosure claims that courts across the country routinely and soundly reject. *See, e.g., Freedman v. Adams*, No. 4199-VCN, 2012 WL 1099893, at *17 (Del. Ch. Mar. 30, 2012).

Also telling is the fact that, although the proxy statements of public companies are subject to a variety of federal securities laws, including detailed regulations issued and enforced by the SEC, Plaintiff has not alleged either that the Fifth Street Finance Proxy violated any of these laws (because it does not) or that the SEC has taken any action based on the purportedly misleading nature of the Proxy (because it has not).

Another undeniable fact that Plaintiff conveniently ignores is that Institutional Shareholder Services ("ISS"), an independent stockholder voting service that has made a business of reviewing public company proxies and making recommendations on stockholder proposals, has reviewed the Proxy and has made a recommendation on Proposal 3 (in favor) – and has *not* complained of having insufficient information to do so.[3]

Equally undeniable, and equally fatal to Plaintiff's Complaint and his belated application for emergent relief, is the fact that Fifth Street Finance's stockholders already have spoken with an overwhelmingly collective voice in casting their ballots regarding Proposal 3: as of the date of this memorandum, 61% of the company's outstanding shares have voted on Proposal 3, and 85% of those shares have voted in favor of the Proposal 3.[4] The present effort to create a controversy where none actually exists should go no further.

While Plaintiff's inability to demonstrate any likelihood of success on the merits should put an end to the present application, he also fails to establish the other prerequisites of irreparable harm or that any such harm outweighs the harm to Fifth Street Finance and its stockholders if his motion is granted. As for Plaintiff's harm, he fails to assert any that is concrete or that cannot be redressed at some later time via monetary damages; indeed, despite the extraordinary relief that he seeks at this late date, Plaintiff failed to verify his complaint, submit an affidavit in support of his Order to Show Cause, or indeed provide any competent evidence that he is a Fifth Street Finance stockholder. By contrast, the harm to Fifth Street Finance and its stockholders if the March 14 stockholder vote on Proposal 3 is enjoined is clear and significant:

---

3 *See* Kotler Aff., Ex. B.

4 *See* the Affidavit of David Harrison filed herewith ("Harrison Aff.") at ¶ 3.

waste of resources that already have been expended in conducting the vote; additional costs to re-conduct the vote; a very unfair and damaging taint to Fifth Street Finance's corporate reputation and to the integrity and reputations of its directors and officers for years to come based on the Complaint's whole-cloth allegations of "self-dealing" and misleading investors.

Finally, Plaintiff cannot obtain the extraordinary relief he seeks by complaining that the stockholder vote he wishes to enjoin is scheduled to occur in only a few business days. Fifth Street Finance filed and disseminated its proxy on January 25, and Plaintiff filed his Complaint on February 19. Although under no obligation to do so, Fifth Street Finance gathered and produced all potentially relevant documents to Plaintiff on February 28.[5] There was nothing preventing Plaintiff from seeking the relief he now seeks at any time over these past six weeks. To the contrary, Plaintiff's delay in seeking their current relief (a) is a tactical decision of their own making, and (b) does not provide any basis for granting any relief, let alone a temporary restraining order.

In sum, Plaintiff's Motion is without any merit and should be denied in all respects.

ARGUMENT

I. PLAINTIFF IS NOT ENTITLED TO A TEMPORARY RESTRAINING ORDER

A. Legal Standard

"Temporary restraining orders are drastic remedies and should be used sparingly." *Silvestre v. De Loaiza*, 12 Misc. 3d 492, 493 (N.Y. Sup. Ct. N.Y. Cnty. 2006). Specifically, "preventing the stockholders from voting on proposals at a corporate meeting should be granted

---

5 Plaintiff's complaints regarding Defendants' document production are bereft of any basis. As Plaintiff's counsel was informed when Defendants voluntarily produced documents on February 28, Defendants have produced all documents responsive to Plaintiff's "narrowly targeted" request. No further discovery is warranted.

only in such extreme circumstances as would render the issuance of the injunction imperatively necessary to prevent irreparable wrong or damage." *Wenz v. Globecomm Systems, Inc.*, No. 31747/12, 2012 N.Y. Misc. LEXIS 5254, at *8, N.Y. Slip Op. 52134(U), at *3 (Nov. 14, 2012), a copy is attached to the Kotler Aff. as Ex. C.

A temporary restraining order is appropriate *only* where it appears that an immediate and irreparable injury will result unless the defendant is restrained before an injunction hearing can be held. *See* N.Y. CPLR §§ 6301, 6313(a); *see also Silvestre*, 12 Misc. 3d at 493. To warrant such an extreme remedy, Plaintiff must demonstrate: (1) the likelihood of success on the merits; (2) irreparable injury absent granting the injunction; and (3) a balancing of the equities. *See Silvestre*, 12 Misc. 3d at 493. Significantly, "[i]rreparable injury has been held to mean an injury for which monetary damages are insufficient." *Id.*

As we will now demonstrate, Plaintiff cannot establish any of these elements – let alone all of them.

B. Plaintiff Cannot Establish A Likelihood Of Success On The Merits

To establish a failure to disclose claim under Delaware law, Plaintiff "must provide some basis for a court to infer that the alleged omissions were material." *Loudon v. Archer-Daniels-Midland Co.*, 700 A.2d 135, 141 (Del. 1997). Specifically, Plaintiff must (i) "allege that facts are missing from [the Proxy]"; (ii) "identify those facts"; (iii) "state why they meet the materiality standard"; and (iv) explain "how the omission caused injury." *Skeen*, 750 A.2d at 1173. Although Plaintiff alleges a number of "facts" that he contends are omitted from the Proxy, he wholly fails either to allege, much less demonstrate, "why they meet the materiality standard" or "how the omission caused injury." *Id.* Because Plaintiff fails even to attempt to take on these critical elements of his claim, the Court need proceed no further to deny Plaintiff's request for a temporary restraining order.

Even if the Court were to consider the scant allegations that Plaintiff does make, they provide no basis for enjoining the March 14 stockholder vote on Proposal 3. "Delaware law does not require disclosure of 'all available information' simply because available information 'might be helpful.'" *In re Siliconix Inc. S'holders Litig.*, No. Civ. A. 18700, 2001 WL 716787, at *9 (Del. Ch. June 21, 2001). Rather, information is material only "if there is a substantial likelihood that a reasonable stockholder would consider it important in deciding how to vote." *Arnold v. Soc'y for Sav. Bancorp., Inc.*, 650 A.2d 1270, 1277 (Del. 1994). Moreover, courts applying Delaware law have rejected "the fallacy that increasingly detailed disclosure is always material and beneficial disclosure" because "[i]n some instances the opposite is true." *Zirn v. VLI Corp.*, 1995 WL 362616, at *4 (Del. Ch. Jun. 12, 1995), *aff'd*, 681 A.2d 1050 (Del. 1996). Consequently, courts routinely have held that Delaware law does *not* require directors "to bury stockholders in an avalanche of trivial information" (*Behrens v. United Investors Mgmt. Co.*, Civ. A. No. 12876, 1993 WL 400209, at *9 (Del. Ch. Oct. 1, 1993)), thereby making proxy solicitations "so detailed and voluminous that they will no longer serve their purpose." *TCG Sec., Inc. v. S. Union Co.*, Civ. A. NO. 11282, 1990 WL 7525, at *7 (Del. Ch. Jan. 31, 1990). Instead, "[p]rovided that the proxy statement viewed in its entirety sufficiently discloses the matter to be voted upon, the omission or inclusion of a particular item is within the area of management judgment." *Kaplan v. Goldsamt,* 380 A.2d 556, 565 (Del. Ch. 1977).

Of perhaps even greater importance to the present motion, the law is clear that materiality depends to a large extent on the particular context of the disclosure and is "determined with respect to the stockholder action being sought." *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998). Thus, the disclosure obligation where a stockholder is being asked to vote on a "significant corporate transaction" (Pl. Mem. at 12), such as whether to tender his shares in a merger transaction, is quite different from the disclosure obligation in connection with a less consequential corporate act, such as whether to increase the number of authorized shares of common stock. *See Deborah G. Mallow IRA SEP Inv. Plan v. McClendon*, Civ-12-502-M, 2012 U.S. Dist. LEXIS 78479, at *11-12 (W.D. Okla. June 6, 2012) ("Further, it is important to note what this case does not involve. Plaintiffs are not attempting to enjoin a merger or other corporate activity which would require the Court to 'unscramble the eggs' if preliminary injunctive relief were erroneously withheld . . . [T]he voting items at issue do not involve complex business transactions . . . .") (Kotler Aff., Ex. D).[6]

---

6 For this same reason, each of Plaintiff's cases that arise out of litigation concerning change in control transactions are wholly inapposite. *See, e.g.*, *In re Pure Res., Inc., Shareholders Litig.*, 808 A.2d 421, 424 (Del. Ch. 2002) (exchange offer); *In re Cablevision Sys. Corp. S'holders Litig.*, 21 Misc. 3d 419, 423, 868 N.Y.S.2d 456 (Sup. Ct. 2008) (merger); *Police & Fire Ret. Sys. v. Bernal*, 2009 Del. Ch. LEXIS 111, at *1 (Del. Ch. June 26, 2009) (merger); *Cnty. of York Emps. Ret. Plan v. Merrill Lynch & Co.*, 2008 Del. Ch. LEXIS 162 (Del. Ch. Oct. 28, 2008) (merger); *In re Int'l Jensen S'holders Litig.*, 1996 Del. Ch. LEXIS 77, at *1-2 (Del. Ch. July 16, 1996) (merger); *Shell Petroleum, Inc. v. Smith*, 606 A.2d 112, 113 (Del. 1992) (merger); *Zirn v. VLI Corp.*, 621 A.2d 773, 774 (Del. 1993) (merger); *Arnold v. Soc'y for Sav. Bancorp, Inc.*, 650 A.2d 1270, 1273 (Del. 1994) (merger); *In re Topps Co. S'holders Litig.*, 926 A.2d 58, 60-62 (Del. Ch. 2007) (merger); *In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 175 (Del. Ch. 2007) (merger); *Maric Capital Master Fund, Ltd. v. Plato Learning, Inc.*, 11 A.3d 1175 (Del. Ch. 2010) (merger); *McMillan v. Intercargo Corp.*, 768 A.2d 492, 494 (Del. Ch. 2000) (merger); *Phototron Corp. v. Eastman Kodak Co.*, 687 F. Supp. 1061, 1062 (N.D. Tex. 1988), *rev'd*, 842 F.2d 95 (5th Cir. 1988) (merger); *Gilmartin v. Adobe Resources Corp.*, 1992 Del. Ch. LEXIS 80, at *2-3 (Del. Ch. Apr. 6, 1992) (merger); *Eisenberg v. Chicago Milwaukee Corp.*, 537 A.2d 1051 (Del. Ch. 1987) (self-tender offer); *Joseph v. Shell Oil Co.*, 482 A.2d 335, 338 (Del. Ch. 1984) (tender offer).

1. Proposal 3 Is Appropriately Described In The Fifth Street Finance Proxy

Proposal 3 seeks stockholder approval of an amendment to Fifth Street Finance's Restated Certificate of Incorporation (the "Amendment"). The Amendment would simply increase the number of authorized shares of the Company's common stock available for issuance from 150,000,000 to 250,000,000 shares.

The Proxy provides ample disclosure regarding the Proposal for stockholders to make an informed vote – as confirmed by both the ISS review of the Proxy and the overwhelming stockholder vote in its favor. The Proxy discloses that 105,943,185 shares of the Company's common stock were outstanding as of December 31, 2012, that another 7,790,273 shares were reserved for issuance upon conversion of certain senior notes that were outstanding as of December 31, 2012 (thereby leaving approximately 36,200,000 authorized and unissued shares of common stock), and that the Proposal would increase the authorized number of shares of common stock from 150,000,000 to 250,000,000. *See* Proxy at 20 (Kotler Aff., Ex. A). The Proxy also explains that the purpose of the Proposal is to provide "greater flexibility and would allow such shares to be issued without the expense and delay of a special stockholders' meeting or waiting until the next Annual Meeting of Stockholders." *Id.* The Proxy further discloses that Fifth Street Finance has "no agreements, commitments or plans with respect to the sale or issuance of any of the additional shares of common stock as to which authorization is sought." *Id.*

The Proxy also includes appropriate disclosure about the potential for stockholder dilution if the newly-authorized shares are issued, stating that future issuances of common stock, or other securities convertible into common stock, "could dilute the voting rights of existing holders of common stock and could also dilute earnings per share and net asset value per share of existing common stockholders." *Id.* It further explains that "such dilution to net asset value per share would occur only if we issued shares at a price below net asset value." *Id.*

2. The Information Identified by Plaintiff as Being Omitted From Proposal 3 is Not Material as a Matter of Law

Notwithstanding these clear and appropriate disclosures, Plaintiff puts forth a laundry list of purportedly "material" facts that he (but no one else) claims were omitted from the Proxy. Although several of Plaintiff's purported omissions are duplicative, they reduce to the following alleged non-disclosures:

- Why Proposal 3 is in the best interest of the Company's stockholders;
- How the Board determined to propose increasing the number of authorized shares from 150,000,000 to 250,000,000 (as opposed to some other number);
- The "dilutive impact" that issuing up to 100,000,000 additional shares may have on existing stockholders;
- What the term "net asset value" means;
- The "fair summary" of any expert's analysis or any opinion obtained in connection with Proposal 3; and
- Whether the Board will create a subcommittee "to evaluate the risks and benefits for issuing the additional authorized shares," including the mandate of such a hypothetical subcommittee.

Compl. ¶¶ 24; Pl. Mem. at 7-8. None of these allegedly omitted "facts" amounts to a material omission warranting additional disclosure, let alone warrants any judicial intervention prior to the March 14 vote.

To begin with, several of Plaintiff's identified omissions "do not state the omission of a material fact," but rather "pose a question[.]" *Loudon*, 700 A.2d at 145. Disclosure claims cannot rely on such juxtaposition of questions "that are not answered in the proxy statement." *In re Lukens Inc. S'holder Litig.*, 757 A.2d 720, 736 (Del. Ch. 1999). Thus, the Proxy's alleged failure to answer Plaintiff's idiosyncratic questions of "*whether*" there will be "a subcommittee to evaluate the risks and benefits for issuing the additional authorized shares requested," "*why* Proposal 3 would be in the best interests of the stockholders"; or "*how* the Board determined the number of additional shares to be authorized" (*see* Pl. Mem. at 3), necessarily cannot constitute material omissions. *See Loudon*, 700 A.2d at 145.

Plaintiff's stated concern about how the Fifth Street Finance Board reached its determination to recommend an additional 100,000,000 authorized shares of common stock, in addition to being legally irrelevant, also misses the point. The material fact for stockholders to consider is the fact that the issuance of 100,000,000 shares will be authorized – why that number was chosen, or why some other number was not chosen, is logically meaningless to the question of whether a stockholder should approve the Proposal. *See, e.g., In re MONY Grp. Inc., S'holder Litig.*, 853 A.2d 661, 681, n.87 (Del. Ch. 2004) (recognizing that directors do "not have an affirmative duty to state the grounds of their judgment for or against a proposed shareholder action."); *Skeen*, 750 A.2d at 1173 ("[T]he undisclosed reason [for a proposal] would add little or nothing to the information provided."). Here, its total irrelevance is even more pronounced given that the Proxy expressly states that the increased authorization is not being requested for a specific transaction, but rather to provide flexibility for the Board and the company going forward. Moreover, as Plaintiff ignores, the ISS report describes the number of shares requested to be "reasonable." *See* ISS 2013 Proxy Report at 7-8 (Kotler Aff., Ex. B).

With respect to Plaintiff's questions regarding the potential dilutive impact of Proposal 3, there are two straightforward answers that negate his claim. First, given that the Proxy discloses that the Board has not determined how many of the newly authorized shares it would issue or when it would issue them, the Board cannot now reliably forecast the "potential equity value" of those shares, let alone their dilutive effect. *See Arnold v. Soc'y for Sav. Bancorp.*, 650 A.2d 1270, 1280 (Del. 1994) ("Delaware law does not require disclosure of inherently unreliable or speculative information."); *In re MONY Grp., Inc. S'holder Litig.*, 853 A.2d at 682 ("proxy statements need not disclose "opinions or possibilities"). Second, the maximum current dilutive effect of the issuance of additional shares is readily apparent from the Proxy. The Proxy makes clear that Proposal 3, if implemented, would authorize up to 100 million additional shares and that Fifth Street Finance has approximately 106,000,000 shares currently outstanding. Simple division would show the potential dilutive impact if all of the additional shares eventually were issued. While it might be helpful to Plaintiff if the Company did this math, such routine calculations based on fully available information are not material as a matter of law. *Corti*, 954 A.2d at 334 (rejecting disclosure claims where "a middle school algebra student could plug in the numbers and determine" the allegedly undisclosed data).

Equally meritless is Plaintiff's contention that the Proxy is materially misleading because it fails to define the term "net asset value." Pl. Mem. at 8. "Net asset value," or NAV, is a standard financial term that means assets less liabilities (hence, "net assets"). *See* SEC, *Net Asset Value, available at* http://www.sec.gov/answers/nav.htm. It is difficult to believe that anyone who has decided to purchase and own the stock of a business development company such as Fifth Street Finance – which provides a variety of financial reports regarding the company's investments to its stockholders on a net asset basis (*see, e.g.*, Fifth Street Finance 2012, Annual Report, Form 10-K, at 52, 53, 89 and 142 (Kotler Aff., Ex. E)) – would (a) not know what "net asset value" means, or (b) actually complain that the Proxy is materially misleading for failing to define this standard term.

Plaintiff's allegations concerning the Proxy's purported lack of disclosure for the potential for dilution where additional shares are issued below market price is another non sequitur. The potential dilutive impact for any future issuance of common stock is the matter of simple arithmetic described above. The only additional fact that would matter to a reasonable Fifth Street Finance investor is whether the company intended to issue common stock below NAV – and on that point, as both the Proxy and Fifth Street Finance's prior SEC filings (including its most recent 10-K, which was filed on November 28, 2012) make abundantly clear, Fifth Street Finance generally cannot issue shares at a below net asset value absent stockholder approval. *See* Proxy at 20; Fifth Street Finance, Annual Report, Form 10-K, at 22 (2012) ("We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock . . . at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, *and our stockholders approve such sale*.") (emphasis added).[7]

---

7 Plaintiff is properly charged with knowledge of this recent, clear, and consistent disclosure. *See In re GM (Hughes) S'holder Litig.*, C.A. No. 20269, 2005 WL 1089021, at *18 (Del. Ch. May 4, 2005) (finding that a company has no duty to disclose publicly available information because it is already in the "total mix" of information available to shareholders.); *accord In re Micromet, Inc. S'holders Litig.*, C.A. No. 7197-VCP, 2012 WL 681785, at *12, n.52 (Del. Ch. Feb. 29, 2012) (same).

Finally, the Proxy does not state, or in any way suggest, that the Board received an "opinion" regarding the Plan, so the omission of a "fair summary" of one is *per se* immaterial. *See In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 204 (Del. Ch. 2007) ("If a disclosure document does not say that the board or its advisors did something, then the reader can infer that it did not happen."). Moreover, there is no allegation in the Complaint that the Board was legally required to solicit some sort of expert "opinion" in reaching its decision to recommend an increase in the number of authorized shares of common stock, nor could such an allegation in any way support a claim for breach of fiduciary duty.[8]

* * * * *

In sum, the Proxy contains a sufficient and accurate explanation of the purpose and possible impact of the Proposal on the company's existing stockholders. If this disclosure is not persuasive to Plaintiff, he can readily do two things to express his disapproval short of seeking the extraordinary relief of enjoining the upcoming stockholder vote: vote against Proposal 3 or sell his shares. At least thus far, as the 85% approval rate makes clear, the overwhelming majority of Fifth Street Finance's stockholders do *not* disapprove of either Proposal 3 or the Proxy disclosure regarding this proposal. To be sure, Plaintiff seeks to avoid this fact by arguing that the reason for this overwhelmingly favorable vote in favor of Proposal 3 is not that stockholders were able to make an informed decision on a ministerial amendment to the

---

8 Even if the Board obtained the assistance of experts (which it did not), stockholders are not entitled to every piece of advice or information by a Board. "[T]he fact that something is included in materials that are presented to a board of directors does not, *ipso facto*, make that something material. Otherwise every book that's given to the board and every presentation made to the board would have to be part of the proxy material that follows the board's approval of a transaction. That certainly is not the law." *Corti*, 954 A.2d at 332.

company's corporate documents, but rather because Fifth Street Finance and its Board effectively have duped all of these stockholders by providing "scant and wholly deficient details regarding Proposal 3." Pl. Mem. at 1-2. As is evident by now, the only one seeking to pull the wool over anyone's eyes here is Plaintiff.

C. Plaintiff Has Not Established Irreparable Harm

Because Plaintiff has failed to show any substantial likelihood of success on the merits, it necessarily follows that he has not demonstrated that he will suffer irreparable harm if Fifth Street Finance's stockholder vote takes place on March 14. *See In re Checkfree Corp. S'holder Litig.*, Civ. A. No. 3193-CC, 2007 WL 3262188, at *11 (Del. Ch. Nov. 1, 2007). However, even if Plaintiff could demonstrate a likelihood of success on the merits, he still cannot show irreparable harm. Unlike the circumstances in the cases that Plaintiff cites – all of which arise in the context of extraordinary corporate action, such as a merger transaction or dissolution of the company – it would not at all be difficult for a court to "unscramble the eggs" if the March 14 vote occurs.

Plaintiff's claimed injury is that "existing stockholders will be diluted." Pl. Mem. At 16. However, assuming that such dilution somehow could support a claim for breach of fiduciary duty (which it cannot), the "cost of this dilution" can be remedied through monetary damages – a proposition that Plaintiff readily concedes in his brief (*see* Pl. Mem. at 16). *See Wenz*, 2012 N.Y. Misc. LEXIS 5254, at *9 ("Probably the most critical factor militating against the granting of preliminary injunctive relief includes the notion that the movant can be fully recompensed by a monetary award or other adequate remedy at law."); *Calamore v. Juniper Networks, Inc.*, No.

C07-01772, 2007 WL 1100313, at *2 (N.D. Cal. Apr. 12, 2007). As recently explained by Justice Whelan in rejecting a request for emergent relief in an analogous proxy disclosure case:

> This Court is not convinced that New York's long-standing rules of common law equity and the application of the same to the issuance of a preliminary injunction, that is, the preferred remedy being the after-the-fact monetary damages claim, when available, must give way to the constant search for 'adequate' or 'fair' disclosures.

Wenz, 2012 N.Y. Misc. LEXIS 5254, at *9.

Plaintiff's reliance on *Knee v. Brocade Commc'ns Sys.*, No. 1-12-CV-220249 (Santa Clara Cnty. Sup. Ct. April 10, 2012) (Kotler Aff., Ex. F), is misplaced. *Knee* involved a proposed restatement of the company's incentive-based stock plan for compensating senior management that failed to adequately disclose projections surrounding stock grants and to properly summarize the considerable work performed by retained consultants. Case No. 1-12-CV-220249, at 4-9 (Santa Clara Cnty. Sup. Ct. April 10, 2012). Here, on the other hand, Proposal 3 has nothing to do with executive compensation, there are no projections to disclose, and there was no work of retained consultants to disclose.

Knee is also an outlier decision, as the majority of courts to consider the recent spate of attempts by the plaintiffs' bar to enjoin a stockholder vote for lack of adequate proxy disclosure have rejected them. *See* Sarah A. Good, et al., *Proxy Season Brings Third Wave of "Gotcha" Shareholder Litigation* (February 21, 2013) (Kotler Aff., Ex. G). In fact, the same court that granted a preliminary injunction in *Knee* denied a motion for a preliminary injunction on facts identical to those at bar where the challenged proposal related merely to an increase in authorized shares of common stock. *See Rice v. Ultratech, Inc.*, No. 112-cv-226520, Slip. Op. (Santa Clara Cnty. Sup. Ct. July 16, 2012); *see also Wenz*, 2012 N.Y. Misc. LEXIS 5254 (denying a preliminary injunction where a challenged proposal sought to increase the number of shares of common stock issuable under a Stock Incentive Plan and contained allegedly insufficient disclosure regarding the dilutive effect of the proposal); *Soto v. Buckeye Technologies, Inc.*, Case No. CH12-1564 (Shelby Cnty. Ct. October 31, 2012) (denying a motion for a temporary restraining order enjoining a vote on a proposed amendment to increase the amount of common stock available for issue under an incentive compensation plan, based on allegations nearly identical to those at bar) (Kotler Aff., Ex. H).

Accordingly, Plaintiff has failed to establish irreparable harm.

D. The Balance Of Hardships Weighs In Favor Of Denying The Temporary Restraining Order

In granting injunctive relief on disclosure claims, "a court must be cautious that its injunctive order does not threaten more harm than good" or "risk a greater harm to defendants . . . in granting the injunction than it seeks to prevent." *Lennane v. Ask Computer Sys. Inc.*, Civ. A. No. 11744, 1990 Del. Ch. LEXIS 164, at *20 (Del. Ch. Oct. 11, 1990) (Kotler Aff., Ex. I). Plaintiff asserts that Fifth Street Finance's stockholders will be harmed if the vote takes place as planned on March 14, but he has not demonstrated of what this harm will consist (which would be a rather difficult showing given that the overwhelming majority of his fellow stockholders already have voted in favor of the Proposal).

Plaintiff furthermore fails to take into consideration any of the readily foreseeable injuries that Defendants – and Fifth Street Finance's stockholders – would suffer if the requested relief is granted.[9] Indeed, in contrast to Plaintiff's vague concerns of potential future share dilution, Fifth

9 Again, the cases Plaintiff cites minimizing Defendants' injuries are irrelevant because they all involve the sale, merger, or dissolution of a company. *See* Pl. Mem. at 18. A delay of a vote in

Street Finance, its directors and officers, and its stockholders face real and substantial injury if even a temporary restraining order is granted:

- Any delay in a stockholder vote is extremely unusual and must be publicly announced by a press release and a filing with the SEC. This news will be publicized in the financial press and could prompt concern among Fifth Street Finance's stockholders – and potential investors – that there are potential irregularities in the company's governance, which could depress the company's stock price to the detriment of all of the company's stockholders. Indeed, Plaintiff's disclosure claim not only charges the company's directors with breach of their fiduciary duties, but it impugns the directors' integrity with unsupported allegations of "self-dealing" and unjust enrichment (Compl. ¶ 28), that would be given credence if the motion is granted.

- Fifth Street Finance has expended time and resources preparing for and conducting the stockholder vote, and on Proposal 3 in particular, including drafting the proxy solicitations, mailing them to stockholders, and engaging a proxy solicitation service. Some of these costs would need to be expended again if the vote on Proposal 3 is enjoined.

See Harrison Aff. at ¶ 5.

In balancing the hardships in disclosure cases, courts applying Delaware law have found that the harms that Fifth Street Finance would face from even a preliminary injunction are significant and, indeed, outweigh the type of harm alleged by Plaintiff, especially when the merits of the claim are weak. *See, e.g., In re Checkfree Corp. S'holder Litig.*, 2007 WL 3410295, at *12 (holding company's lost time, money, and opportunity cost resulting from delayed stockholder vote outweighed plaintiff's alleged harm).

Indeed, despite the skeletal nature of the Complaint and the fact that Plaintiff seeks to prevent all other Fifth Street Finance stockholders from having an opportunity to vote on Proposal 3, Plaintiff does not even verify his Complaint or provide a declaration in support of his

---

the face of the "extinction" of a company strikes a much different balance than the facts present here.

motion. Specifically, Plaintiff fails to allege or aver: (1) when he purchased his Fifth Street Finance stock; (2) how many shares he owns; (3) that he actually read the Proxy; (4) why he needs the requested information in order to cast an informed vote; or (5) whether he already has voted on the Proposal – and if so, how he voted. For all we know from the absence of evidence before the Court, Plaintiff may be one of the overwhelming majority to have cast his vote in favor of Proposal 3.

As one court recently stated in denying a motion for preliminary injunction to enjoin a proposed merger until additional information was disclosed to stockholders:

> [Plaintiff] has not alleged how many [shares] she owns, nor . . . has she explained in a declaration why she needs the sought-after information in order to cast an informed vote. Thus, for all the Court knows, the Court is being asked to enjoin a $50 million transaction by a person who owns no more than a single share of [] stock . . . and who has no real interest in the omitted information. The Court does not mean to say that shareholders who own only a few shares do not have a right to cast an informed vote. But it is difficult to justify the extraordinary remedy of a preliminary injunction . . . on the strength of a single shareholder's complaint and in the absence of any evidence that the sought-after information has any practical value to her or any other shareholder.

Gottlieb v. Willis, No. 12-CV-2637, 2012 WL 5439274, at *7 (D. Minn. Nov. 7, 2012).

The harm to Fifth Street Finance, on the other hand, is clear and quantifiable. The stockholder vote is just days away. The Proxy has been mailed, votes have been solicited, the majority of the votes have been cast, and the overwhelming of those votes are in favor of Proposal 3. Plaintiff offers no legal or equitable basis to have the vote halted, let alone overturned.

Moreover, Plaintiff should not be allowed to rely on an "urgency" that they themselves created. Delaware courts have held that the doctrine of laches allows a court "to hold a [movant] to a shorter period if, in terms of equity, [it] should have acted with greater alacrity . . . ." *CNL-AB LLC v. E. Prop. Fund I SPE (MS Ref) LLC*, CIVA6137-VCP, 2011 WL 353529 (Del. Ch. Jan. 28, 2011) (noting that requests for temporary restraining orders "may be denied where the movant has not proceeded as promptly as it might and, by virtue of its torpor, has contributed to the emergency nature of its application for preliminary relief."). Here, there is no question that Plaintiff could have acted with much "greater alacrity." Fifth Street Finance filed the Proxy on January 25, i.e., more than six weeks before Plaintiff filed its Order to Show Cause for a Temporary Restraining Order. Plaintiff even had ample the opportunity to bring his Order to Show Cause in a timely fashion following the filing of his complaint on February 19, but failed to do so. There is no equitable or legal basis to allow Plaintiff to enjoin the March 14 vote at literally the eleventh hour, especially after he slept on his rights for weeks.[10]

[10] If the Court finds that a temporary restraining order is necessary, Plaintiff should be required to give an undertaking pursuant to CPLR 6313(c). The purpose of the undertaking is to compensate the "defendant [for] all damages and costs which may be sustained by reason of the injunction" if it is later determined that the injunction was erroneously granted. *See* N.Y. CPLR 6312(b); *Margolies v. Encounter, Inc.*, 42 N.Y.2d 475, 477 (1977). The process of removing Proposal 3 from the proxy and redistributing it to all shareholders of record, as well as the other costs associated with rescheduling the shareholder meeting, could entail significant additional costs. *See* Harrison Aff. ¶ 5. Accordingly, if the Court grants the temporary restraining order, Plaintiff should be required to give an undertaking to cover Defendants' associated costs.

CONCLUSION

For the foregoing reasons, Plaintiff's request for a temporary restraining order to delay the March 14, 2013 Fifth Street Finance stockholder vote on Proposal 3 should be denied in its entirety.

Dated: March 11, 2013
New York, New York

Respectfully submitted,

/s/ David A. Kotler
David A. Kotler
K. Keely Rankin
DECHERT LLP
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3500 – telephone
david.kotler@dechert.com
keely.rankin@dechert.com

Attorneys for Defendants

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF WESTCHESTER

JOHN MAYER, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. LEONARD M. TANNENBAUM, BERNARD D. BERMAN, IVENLIN DIMITROV, BRIAN S. DUNN, RICHARD DUTKIEWICZ, BYRON J. HANEY, FRANK C. MEYER, DOUGLAS F. RAY, and FIFTH STREET FINANCE CORP., Defendants.	§ § § § § § § § § § § § § § § §	Index No. 52132/2013

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF'S MOTION BY ORDER TO SHOW CAUSE FOR A TEMPORARY RESTRAINING ORDER, LIMITED EXPEDITED DISCOVERY, AND THE SCHEDULING OF A PRELIMINARY INJUNCTION HEARING

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

Plaintiff, a shareholder of defendant Fifth Street Finance Corp. ("Fifth Street" or the "Company"), respectfully submits this memorandum of law in support of his motion, brought on by Order to Show Cause, for an order granting a temporary restraining order, limited expedited discovery, and the scheduling of briefing and a hearing on Plaintiff's motion for preliminary injunction in the above-referenced action. The narrowly tailored expedited discovery sought here is necessary to develop an adequate factual record in support of Plaintiff's forthcoming motion to preliminarily enjoin the shareholder vote on a proxy which seeks shareholder approval for the Company to issue (without a subsequent shareholder vote) an additional 100 million shares ("Proposal 3"). As detailed herein, an order enjoining the Shareholder Vote is particularly warranted to ensure that Fifth Street shareholders are given truthful and accurate information regarding the implications of this vote and in particular, the potential dilutive impact of Proposal 3. The Proxy, which was filed on January 25, 2013, is scheduled to be voted upon on March 14, 2013. The Board has already unanimously recommended a vote "for" Proposal 3.

I. PRELIMINARY STATEMENT

Shareholders of Fifth Street stand to suffer irreparable harm due to the shareholder vote scheduled to be held at the annual general meeting Fifth Street shareholders on March 14, 2013 (the "Shareholder Vote"). Fifth Street's Board of Directors (the "Board" or "Individual Defendants") has asked Fifth Street shareholders to approve at the Shareholder Vote Proposal 3, which is the product of breaches of fiduciary duty by members of the Board and is designed to allow the Company to issue 100 million new Fifth Street shares without subsequent shareholder approval. The shareholder vote has been scheduled for March 14, 2013. The fact that Defendants have only provided scant and wholly deficient details regarding Proposal 3 has virtually guaranteed that Proposal 3 will be approved by Fifth Street's public shareholders.[1]

Most important to the instant application, however, is that the Board breached its fiduciary duties by failing to disclose all material information necessary to enable Fifth Street shareholders to make an informed decision about whether to vote in favor of Proposal 3 and controlling Delaware law clearly establishes that being forced to cast an uninformed vote constitutes irreparable harm. Specifically, the Board failed to disclose material information concerning: (i) why Proposal 3 is in the best interest of Fifth Street shareholders; (ii) the process for determining how many shares to be issued; (iii) the potential dilutive impact of Proposal 3; and (iv) any expert analyses, projections or opinions obtained in connection with Proposal 3. Although Plaintiff has easily "articulate[d] a sufficiently colorable claim and show[n] a sufficient possibility of a threatened irreparable injury" based upon the severely deficient Proxy, it is the potential for irreparable harm that will result from Fifth Street shareholders being forced to make a decision regarding Proposal 3 "on the basis of materially misleading or inadequate information" that makes the instant motion necessary. *In re Pure Res., Inc. S'holders Litig.*, 808 A.2d 421, 452 (Del. Ch. 2002).

Exigent circumstances are present in this case, requiring the motion for a temporary restraining order, limited expedited discovery, and the scheduling of briefing and a hearing on Plaintiff's motion for preliminary injunction. The Proxy recommending Proposal 3 has set the

---

[1] A [Proposed] Order providing the relief requested herein is annexed as Ex. A to the Affirmation of James E. Tullman, Esq. (the "Tullman Aff."), to which all exhibits referenced herein are annexed.

Shareholder Vote for March 14, 2013, only five days from now.[2] Given the irreparable harm that Plaintiff and the Class will suffer if they are forced to make a decision on whether to approve Proposal 3 without the benefit of having received all information, Plaintiff intends to move for a preliminary injunction enjoining the Shareholder Vote. Accordingly, limited expedited discovery is imperative to allow Plaintiff to develop an adequate factual record in support of his forthcoming motion to preliminarily enjoin the Proxy vote.[3] Plaintiff seeks a temporary restraining order to prevent Defendants from holding the Shareholder Vote until his motion for preliminary injunction can be heard.

Accordingly, Plaintiff seeks an order (i) directing Defendants to produce to Plaintiff the documents outlined below on an expedited basis; (ii) directing Defendants to make the member of the Board most knowledgeable about Proposal 3 available for a deposition within three (3) calendar days of the date of the order; (iii) setting a hearing date and briefing schedule on Plaintiff's motion for a preliminary injunction; and (iv) directing Defendants to refrain from holding the Shareholder

---

[2] Since the filing of Plaintiff's Complaint, the parties had engaged in numerous conversations regarding discovery and a possible resolution of the Action. While Defendants made a limited production of documents, no resolution of the Action could be achieved, thus requiring immediate court intervention.

[3] In response to a written request for documents by Plaintiff on February 26, 2013 and ensuing negotiations between Plaintiff's counsel and Defendants' counsel, Defendants produced documents to Plaintiff's Counsel on an "attorneys' eyes only basis." A copy of the written request is attached as Ex. B to the Tullman Aff. Defendants have designated these documents as "Confidential" pursuant to the agreement. Pending a motion by Defendants for an order permitting the filing under seal of those documents designated as "Confidential," Plaintiff files this Memorandum without referencing or attaching any documents designated as "Confidential," but reserves his right to do so in a supplemental filing at an appropriate time.

Vote until after the hearing on Plaintiff's motion for preliminary injunction or Defendants disclose all material information sought by Plaintiff.

Plaintiff has appropriately narrowed his discovery demands for the purposes of these expedited proceeding and in consideration of the truncated time frame. Specifically, Plaintiff seeks documentary and deposition testimony pertaining to the following categories of information:

- Documents:

1. Minutes of meetings of and presentation materials presented to Fifth Street's Board of Directors or any other committee/subcommittee of the Board, including but not limited to, presentation materials and analyses prepared by any financial advisor, in connection with Proposal 3;

2. Documents and communications exchanged between any directors and/or officers of Fifth Street and any financial advisor concerning Proposal 3; and

3. All analyses and projections prepared by the Company and/or any financial advisor concerning the potential dilutive impact of Proposal 3.

- Depositions:

1. The Fifth Street executive most knowledgeable about Proposal 3, the Company's current financial condition and any other strategic alternative available to the Company; and

- Custodian Emails:

1. Targeted email searches of custodian(s) to be deposed from Fifth Street regarding: (1) Proposal 3 and any other strategic alternative available to the Company; (2) the engagement of any financial advisor; and (3) any analyses and/or projections prepared by any financial advisor or the Company concerning Proposal 3.

2. Targeted email searches of custodian(s) to be deposed from the financial advisor regarding (1) Proposal 3 or any other strategic alternative available to the Company; (2) the financial advisor's engagement, and (3) all analyses and/or projections prepared by the financial advisor or the Company concerning Proposal 3.

II. STATEMENT OF FACTS[4]

On January 25, 2013, Fifth Street filed with the Securities and Exchange Commission a Proxy Statement on Form Schedule 14A (the "Proxy")[5] in connection with the Shareholder Vote on various proposals. According to the Proxy, the board of directors of Fifth Street (the "Board" or "Individual Defendants") recommended that its shareholders approve Proposal 3, a proposed amendment and restatement of the Company's Certificate of Incorporation (the "Certificate") to increase the Stock Plan's reserve by 100 million shares. In particular, Proposal 3 in the Proxy states, in relevant part:

> **PROPOSAL 3 — TO APPROVE AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK**
>
> The Board recommends approval of the amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of common stock, from 150,000,000 to 250,000,000 shares. On January 14, 2013, the Board unanimously approved this amendment, declared the amendment to be advisable and directed that the amendment be submitted to the stockholders for approval at the Annual Meeting.
>
> **Purposes and Effects of Increasing the Number of Authorized Shares**

---

[4] A copy of the Complaint is attached as Ex. C to Tullman Aff.

[5] A copy of the Proxy is attached as Ex. D to the Tullman Aff.

As amended, our Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2012, there were 105,943,185 shares of the Company's common stock outstanding and 7,790,273 shares were reserved for issuance upon conversion of the $115.0 million of convertible senior notes outstanding as of December 31, 2012.

The Board believes that it is desirable to have additional authorized shares of common stock available for possible future issuances. The Company has no agreements, commitments or plans with respect to the sale or issuance of any of the additional shares of common stock as to which authorization is sought.

If approved, this proposal would allow the Board to issue additional shares of common stock without further stockholder approval, unless required by applicable law or stock exchange rules. Although the Company has no specific plans at this time for use of the additional shares of common stock, having additional authorized shares of common stock available for issuance in the future would give the Company greater flexibility and would allow such shares to be issued without the expense and delay of a special stockholders' meeting or waiting until the next Annual Meeting of Stockholders. If the Company were unable to access the capital markets by issuing additional shares when attractive opportunities arise, the Company's ability to grow over time and to continue to pay dividends to stockholders could be adversely affected.

The additional common stock to be authorized will have rights identical to the currently outstanding common stock of the Company. This proposal will not affect the par value of the Company's common stock, which will remain at $.01 per share. Under the Company's Restated Certificate of Incorporation, stockholders do not have preemptive rights to subscribe for additional securities which may be issued by the Company.

If the Company issues additional shares of common stock, or other securities convertible into common stock in the future, it could dilute the voting rights of existing holders of common stock and could also dilute earnings per share and net asset value per share of existing common stockholders. Such dilution to net asset value per share would occur only if we issued shares at a price below net asset value, which issuance would require the future approval of our common stockholders. In addition, if the Company issues additional shares of common stock, or other securities convertible into common stock in the future, the Company's investment adviser will receive greater fees as a result of the increased assets under management.

Certificate of Amendment

If approved, this amendment to the Company's Restated Certificate of Incorporation would become effective upon the filing of a certificate of amendment to the Company's Restated Certificate of Incorporation with the Secretary of State of Delaware, a form of which is attached as Exhibit A , which the Company would do promptly after the Annual Meeting. In such event, the Company's Restated Certificate of Incorporation would be amended to reflect the increase in the number of authorized shares of common stock.

Vote Required

The affirmative vote of a majority of our shares of common stock outstanding is required to approve the proposed amendment to the Company's Restated Certificate of Incorporation.

Our Board unanimously recommends a vote " FOR " this proposal. Proxies solicited by the Board will be voted " FOR " Proposal 3 unless otherwise instructed.

The Board breached the fiduciary duties it owes to Fifth Street's shareholders by issuing a Proxy containing material omissions and misrepresentations regarding Proposal 3. In particular, the Proxy contains several material disclosure violations regarding both the reasoning behind and the potential effects of Proposal 3, including:

a) The Proxy fails to disclose the criteria to implement Proposal 3 and why Proposal 3 would be in the best interest of shareholders, given that the Company had, as of December 31, 2012, 36,266,542 shares available for future issuance;

b) The Proxy fails to disclose how the Board determined the number of additional shares requested to be authorized;

c) The Proxy fails to disclose the potential equity value and/or cost of the issuance of the additional authorized shares;

d) The Proxy fails to disclose the dilutive impact that issuing additional shares (up to 100,000,000) may have on existing shareholders. It does not disclose the extent of dilution, the impact of dilution on a per share basis, or the potential dilutive impact of a future issuance of shares below market price, as opposed to net asset value, which does not require the approval of shareholders;

e) The Proxy fails to disclose the Company's meaning of "Net Asset Value" and the potential dilutive impact to market price of Fifth Street shares;

f) The Proxy fails to disclose the fair summary of any expert's analysis or any opinion obtained in connection with Proposal 3;

g) The Proxy fails to disclose whether the Board will create a subcommittee to evaluate the risks and benefits for issuing the additional authorized shares requested. Similarly, the Proxy does not disclose the mandate such subcommittee would have if it has been created; and

h) The Proxy fails to disclose the material impact of any costs or expenses the company will incur in connection with the issuance of additional shares.

The above mentioned material disclosures are further essential to shareholders in light of what appears to be an utter failure on Defendant's part, in a further breach of its fiduciary duties, to conduct any due diligence or seek any expert analysis or opinion as a basis for recommending Proposal 3.

The Shareholder Vote is scheduled for March 14, 2013. Plaintiff seeks a temporary restraining order, and ultimately a preliminary injunction to prevent Defendants from holding the Shareholder vote until they cure the breaches of fiduciary duty described above. Absent such relief, Plaintiff and the rest of Fifth Street's shareholders will suffer irreparable harm by being forced to determine whether to approve the issuance of 100 million additional shares without all material information.

III. ARGUMENT[6]

A. A Temporary Restraining Order is Warranted

A temporary restraining order is appropriate where the plaintiff shows that "immediate and irreparable injury, loss or damages will result unless the defendant is restrained before a hearing can be had." N.Y. C.P.L.R. 6313. Fifth Street has scheduled the Shareholder Vote on Proposal 3 for March 14, 2013. Defendants have not provided Fifth Street shareholders with the material information required to enable them to make an informed decision on whether to approve Proposal 3. The Proxy fails to disclose a fair summary of the Board's analyses. Under controlling Delaware law, Fifth Street shareholders will be irreparably harmed if they are forced to vote on this proposal without being provided with a fair summary of the analyses. *See Malone v. Brincat*, 722 A.2d 5, 9 (Del. 1998) (Under Delaware law, a Board is under a fiduciary duty to disclose material information when seeking shareholder action); *Knee v. Brocade Communications Systems, Inc.*, Case No. 1-12-CV-220249 (Santa Clara Superior Court April 10, 2012) (enjoining shareholder vote to increase number of authorized shares until all material information including equity grant projections disclosed); *Martha Stewart Living Omnimedia, Inc.*, Index No. 651249/2012 (expedited discovery granted prior to shareholder vote on proposal to increase shares available for issuance under company's stock plan and case settled for curative Proxy disclosure prior to shareholder vote).

---

[6] Citations and internal quotations are omitted, and emphasis is added, unless otherwise noted.

A temporary restraining order is necessary to prevent Defendants from making further incomplete and misleading statements regarding Proposal 3 to Fifth Street shareholders, and from holding the Shareholder Vote without Fifth Street shareholders first being adequately informed regarding Proposal 3 or before Plaintiff's motion for preliminary injunction can be heard.

B. Expedited Discovery is Necessary to Develop a Complete Factual Record

Under New York law, courts have broad discretion to regulate the timing and sequence of discovery and may expedite discovery where circumstances warrant it.[7] *See, e.g., First Transcable Corp. v. Avalon Pictures, Inc.*, 184 A.D.2d 254-55 (1st Dep't 1992) (granting expedited discovery in shareholder dispute); *Matter of Stop BHOD v. City of New York*, 31301/08, 2009 N.Y. Misc. LEXIS 564, at ***39 (Sup. Ct., Kings County Mar. 13, 2009) (observing that "expedited discovery is warranted where there is ample need for it" and ordering same); *see also Auerbach v. Klein*, 30 A.D.3d 451, 452 (2d Dep't 2006) (observing that a trial court has "broad discretion to supervise discovery").

In exercising this discretion, courts routinely grant expedited discovery in the context of shareholder disputes involving claims for breach of fiduciary duty, because the harm to shareholders

[7] A court will also reverse priority of deposition when "special circumstances" exist, such as where a defendant allegedly violated a fiduciary duty to the plaintiff and the facts regarding the breach are exclusively within defendant's knowledge. *See, e.g., Geddes v. Zeiderman*, 228 A.D.2d 393, 644 N.Y.S.2d 729 (1st Dep't 1996); *Halitzer v. Ginsberg*, 80 A.D.2d 771, 772 (1st Dep't 1981) (citing 3A Weinstein-Korn-Miller, N.Y. Civ. Prac., ¶3106.02); cf. *NOPA Realty Corp. v. Central Caterers, Inc.*, 91 A.D.2d 991, 992 (2d Dep't 1983) (recognizing rule but declining to apply it).

will typically persist in the absence of a prompt resolution of the claims at issue.[8] *See, e.g.*, *First Transcable*, 184 A.D.2d at 254-55 (reversing dismissal of shareholder's claim for breach of fiduciary duty and granting expedited discovery concerning, *inter alia*, the directors' decision to issue new shares of common stock "in excess of the total number of shares authorized"); *In re Cablevision Sys. Corp. S'holders Litig.*, 21 Misc. 3d 419, 423 (Sup. Ct., Nassau County 2008) (acknowledging grant of expedited discovery prior to shareholder vote); *In re Cablevision S'holders Litig.*, No. 06-017002 (Sup. Ct., Nassau County Oct. 31, 2006) (scheduling expedited discovery); *see also Coolbrands Int'l, Inc. v. Weight Watchers Int'l, Inc.*, No. 04-010926 (Sup. Ct., Nassau County Sept. 23, 2004) (granting expedited discovery in corporate dispute).[9]

1. The Complaint Alleges Sufficiently Colorable Claims

The Complaint alleges a colorable claim that justifies a temporary restraining order, expedited discovery, and the scheduling of briefing and a hearing on Plaintiff's forthcoming motion to preliminarily enjoin the Proxy vote on Proposal 3.

---

[8] While by no means controlling in procedural matters such as this, the standard applicable to obtaining expedition in Delaware is instructive. "In deciding whether to expedite proceedings" there, a court "must determine 'whether in the circumstances the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury . . . .'" *Police & Fire Ret. Sys. of The City of Detroit v. Bernal*, C.A. No. 4663-CC, 2009 Del. Ch. LEXIS 111, at *5 (Del. Ch. June 26, 2009). In making this determination, a court ordinarily will not delve into the merits of the case. *See County of York Emples. Ret. Plan v. Merrill Lynch & Co.*, C.A. No. 4066-VCN, 2008 Del. Ch. LEXIS 162, at *23 (Del. Ch. Oct. 28, 2008) (recognizing that a court's "task is to assess whether the Plaintiff raises a colorable claim[,]" not to "reach the merits"). "A party's request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare." *In re Int'l Jensen Inc. S'holders Litig.*, C.A. No. 14992, 1996 Del. Ch. LEXIS 77, at *2 (Del. Ch. July 16, 1996).

[9] Copies of the unpublished *Cablevision* order and *Coolbrands* decision are annexed hereto as Ex. E.

a. The Board Failed to Disclose All Material Information to the Company's Public Shareholders

Under Delaware law, which applies here, a company's shareholders are entitled to the full and accurate disclosure of all material facts before making a decision as to a significant corporate transaction. *See, e.g., Shell Petroleum, Inc. v. Smith*, 606 A.2d 112, 114 (Del. 1992); *Stroud v. Grace*, 606 A.2d 75, 84-5 (Del. 1992). The "materiality standard is an objective one, measured from the point of view of the *reasonable investor*," not from "the subjective views of the directors." *Zirn v. VLI Corp.*, 621 A.2d 773, 779 (Del. 1993) (emphasis in original). As such, "a material omission is not rendered immaterial simply because the party making the omission honestly believes it [is] insignificant." *Id.* Rather, an omitted fact is deemed material when it "would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." *Rosenblatt v. Getty Oil Co.*, 493 A.2d 929, 944 (Del. 1985) (citing *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)). Consequently, "'it need not be shown that an omission or distortion would have made an investor change his overall view of a proposed transaction . . . .'" *Zirn*, 621 A.2d at 779 (quoting *Barkan v. Amsted Indus., Inc.*, 567 A.2d 1279, 1289 (Del. 1989)).

Moreover, "[w]hen a document ventures into certain subjects, it must do so in a manner that is materially complete and unbiased by the omission of material facts." *In re Pure Resources, Inc. S'Holders Litig.*, 808 A.2d 421, 448 (Del. Ch. 2002); *see also Arnold v. Soc'y for Sav. Bancorp., Inc.*, 650 A.2d 1270, 1280 (Del. 1994) (partial disclosure of historical events leading up to merger triggered duty to disclose). "[D]irectors must also avoid making materially misleading disclosures, which tell a distorted rendition of events or obscure material facts." *In re Topps Co. S'holders Litig.*, 926 A.2d 58, 64 (Del. Ch. 2007). Rather, the directors must ensure that filings related to a proposed transaction, such as a 14A, "'provide a balanced, truthful account of all matters' they disclose." *In re Pure Res.*, 808 A.2d at 448 (quoting *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998)).

Specifically, the Board failed to disclose material information concerning: (i) why Proposal 3 is in the best interest of Fifth Street shareholders; (ii) the process for determining how many shares to be issued; (iii) the potential dilutive impact of Proposal 3; and (iv) any expert analyses, projections or opinions obtained in connection with Proposal 3.

Further, the Board misleads shareholders regarding the requirement for shareholder approval. On page 20 of the Proxy, the Company represents the following:

> If the Company issues additional shares of common stock, or other securities convertible into common stock in the future, it could dilute the voting rights of existing holders of common stock and could also dilute earnings per share and net asset value per share of existing common stockholders. **Such dilution to net asset value per share would occur only if we issued shares at a price below net asset value, which issuance would require the future approval of our common stockholders**. [Emphasis added].

However, the Board fails to disclose the potential for dilution where additional shares are issued below market price, as opposed to net asset value, which does not require shareholder approval. This is important to shareholders as the Company's common stock rarely, if ever, trades at a market price equal to its net asset value.

b. The Proxy Fails To Disclose Any Of The Projections And Financial Analyses For The Board's Decision To Request Shareholder Approval For The Issuance Of 100 Million Additional Shares

When determining to seek shareholder approval for an amendment to the Certificate to allow the Board to issue 100 million additional shares without subsequent shareholder approval, the Board determined that it was "desireable to have additional authorized shares of common stock available for possible future issuance." However, none of Defendants' disclosures in the Company's 14A include any of the analyses used by the Board supporting the Board's unanimous recommendation that the shareholders approve an amendment of the Certificate to allow the Company to issue 100 million more shares.

Moreover, the disclosures also failed to disclose any of the financial information and analyses considered by the Board regarding Fifth Street planned amendment allowing it to issue 100 million shares and their dilutive impact. When determining whether or not to approve the creation of additional shares, shareholders clearly would want to know to what degree the Company's plans, particularly for the potential issuance of 100 million shares, would potentially dilute their ownership stake in the Company, but the Individual Defendants instead omit such critical information. In order for Fifth Street shareholders to make an informed decision as to whether to vote for or against Proposal 3, all analyses and projections prepared on the Board's behalf must be disclosed to Fifth Street shareholders prior to the shareholder vote. The Board thus breached its fiduciary duty not to provide partial or misleading disclosures to shareholders regarding the effects of Fifth Street's potential 100 million share issuance. *Zirn*, 681 A.2d at 1056.

The importance of providing shareholders with the projections is beyond question. *In re Netsmart*, 924 A.2d at 200 (noting the critical importance of management projections); *Maric Capital Master Fund, Ltd. v. Plato Learning, Inc.*, No. 5402-VCS, 2010 Del. Ch. LEXIS 115, at *8–9 (Del. Ch. May 13, 2010) (enjoining a transaction until full disclosure of projections were provided). As projections are material information which must be disclosed, the Proxy is deficient by failing to include them. The Proxy must be promptly supplemented before Fifth Street stockholders make the critical decision regarding whether or not to vote for Proposal 3.

2. Shareholders Will Suffer Significant Irreparable Injury Absent The Court's Intervention

Shareholders are irreparably harmed if they are required to cast a vote regarding a significant corporation action without being properly informed. *See Malone*, 722 A.2d at 8; *ODS Techs., L.P. v. Marshall*, 832 A.2d 1254, 1262 (Del. Ch. 2003); *In re Pure Res.*, 808 A.2d at 452–53. In such circumstances, it is appropriate for a court to address material disclosure problems through the issuance of a preliminary injunction that persists until the problems are corrected to avoid having to "'unscramble the eggs'" following the completion of an infirmed shareholder vote. *See ODS Techs. L.P.*, 832 A.2d at 1263. A denial of Plaintiff's motion will forever foreclose shareholders' ability to make an informed decision on this question regarding Fifth Street's capital structure. Vindication of the recognized right to cast an informed decision "requires a specific remedy such as an injunction, rather than a substitutionary remedy such as damages." *Gilmartin v.* 28 *Accord McMillan v. Intercargo Corp.*, 768 A.2d 492, 500 (Del. Ch. 2000) ("the metaphorical merger eggs have been scrambled"); *Phototron Corp. v. Eastman Kodak Co.*, 687 F. Supp. 1061, 1071 (N.D. Tex. 1988) ("physical assets sold, and commercial arrangements permanently altered . . . [are] the sort of 'scrambled eggs' that cannot be 'unscrambled' through monetary damages"), *rev'd on other grounds*, 842 F.2d 95 (5th Cir. 1988); *Adobe Res. Corp.*, No. 12467, 1992 Del. Ch. LEXIS 80, at *43 (Del. Ch. Apr. 6, 1992); *Eisenberg v. Chicago Milwaukee Corp.*, 537 A.2d 1051, 1062 (Del. Ch. 1987); *Joseph v. Shell Oil Co.*, 482 A.2d 335, 344 (Del. Ch. 1984). No other right would be effective, as once Proposal

3 is approved and implemented, Fifth Street's existing shareholders will be diluted and the cost of this dilution, *i.e.*, the amount of money damages, would vary depending on Fifth Street's ever shifting stock price. In this case, Defendants' failures to disclose: (1) the information considered by the Board, (2) the dilutive impact of the Company's planned amendment and any subsequent share issuance, and (3) a fair summary of the analyses and opinions considered by the Board warrant the issuance of a temporary restraining order, and ultimately a preliminary injunction to postpone holding the Shareholder Vote on Proposal 3.

Indeed, as the court in *NetSmart* stated:

> [T]his court has typically found a threat of irreparable injury to exist when it appears stockholders may make an important voting decision on inadequate disclosures. By issuing an injunction requiring additional disclosure, the court gives stockholders the choice to think for themselves on full information, thereby vindicating their rights as stockholders to make important voting and remedial decisions based on their own economic self-interest.

924 A.2d at 207.

Therefore, because the Board has failed to discharge its fiduciary duties in the context of Proposal 3, shareholders will suffer irreparable injury absent the Court's intervention. In the absence of the requested relief, Fifth Street shareholders will be forced to decide whether to vote on a proposal that will allow the Company to issue an additional 100 million shares without the need of a subsequent vote of Fifth Street's shareholders, without the benefit of all material information. "[I]rreparable injury is threatened when a stockholder might make a tender or voting decision on the basis of materially misleading or inadequate information." *In re Pure Res.*, 808 A.2d at 452 (citing cases).

3. The Discovery that Plaintiff Seeks is Reasonable in Nature and Scope

Plaintiff's Request for Production of Documents calls for the production of documents that are relevant to the allegations of the Complaint and calculated to shed light on the other side of the process resulting in the Board recommendation of Proposal 3, a side not described in the 14A. Nevertheless, in view of the urgency associated with the relief requested and the expediency of the shareholder vote, Plaintiff has further tailored the discovery sought to ensure that the parties can develop an adequate factual record in advance of an injunction hearing, while minimizing any burden (perceived or actual) on Fifth Street and the other defendants. Accordingly, Plaintiff seeks only the following discovery on an expedited basis:

- Documents:

1. Minutes of meetings of and presentation materials presented to Fifth Street's Board of Directors or any other committee/subcommittee of the Board, including but not limited to, presentation materials and analyses prepared by any other financial advisor in connection with Proposal 3;

2. Documents and communications exchanged between any directors and/or officers and any financial advisor concerning Proposal 3; and

3. All analyses and projections prepared by the Company and/or any financial advisor concerning the potential dilutive impact of Proposal 3.

- Depositions:

1. The Fifth Street executive or Board member most knowledgeable about Proposal 3, the Company's current financial condition and any other strategic alternative available to the Company; and

- Custodian Emails:

1. Targeted email searches of custodian(s) to be deposed from Fifth Street regarding: (1) Proposal 3 or any other strategic alternative available to the Company; (2) the engagement of any

financial advisor; and (3) any analyses and/or projections prepared by any financial advisor or the Company concerning Proposal 3.

2. Targeted email searches of custodian(s) to be deposed from the financial advisor regarding (1) Proposal 3 or any other strategic alternative available to the Company; (2) all analyses and/or projections prepared by the Company concerning Proposal 3.

In sum, the discovery that Plaintiff seeks is reasonable in nature and scope and is customary in shareholder class action litigation of this nature, yet Plaintiff is amenable to further tailoring such discovery to ensure that his injunction motion is promptly, fairly and fully presented to the Court.

C. The Court Should Schedule Briefing and Hearing of the Forthcoming Motion to Preliminarily Enjoin the Shareholder Vote

Because the shareholder vote is only a few days away and because the Board is purportedly insulated from personal liability in damages for virtually any non-willful breach of fiduciary duty injunctive relief is arguably the *only* relief available to Plaintiff under the circumstances. *See Bernal*, 2009 Del. Ch. LEXIS 111, at *6-*7 (emphasizing the "significant burden" that a plaintiff faces "in showing that a board acted in bad faith by failing to reasonably inform themselves or otherwise carry out their fiduciary duties"). Scheduling briefing and a hearing on Plaintiff's forthcoming motion to enjoin the shareholder vote will ensure that Fifth Street's public shareholders have an opportunity to establish an entitlement to injunctive relief before it is too late.

IV. CONCLUSION

For the foregoing reasons, Plaintiff respectfully requests the Court to grant his application for temporary restraining order, and ultimately a expedited discovery and the setting of a briefing schedule on his forthcoming Preliminary Injunction Motion, together with such other and further relief as the Court deems just and proper.

DATED: March 8, 2013

WeissLaw LLP

By: /s/ James E. Tullman
Joseph H. Weiss
James E. Tullman
Richard A. Acocelli
Michael A. Rogovin
1500 Broadway
16th Floor
New York, New York 10036
Tel.: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff John Mayer